Exhibit 21.1

List of Subsidiaries of KalVista Pharmaceuticals, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization

KalVista Pharmaceuticals Limited (UK)	England and Wales

KalVista Securities Holding Corporation	Massachusetts

KalVista Pharmaceuticals (Ireland) Limited	Ireland
KalVista Pharmaceuticals Switzerland GmbH	Switzerland

KalVista Pharmaceuticals Japan K.K.	Japan

KalVista Pharmaceuticals Germany GmbH	Germany